AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

May 2, 2018

VIA EDGAR

Frank A. Buda, Attorney-Advisor

Chad Eskildsen, Staff Accountant

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Select Fund – Form N-14

in connection with the reorganization of the Long/Short Large-Cap Portfolio

Registration No. 333-223948

Dear Messrs. Buda and Eskildsen:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff on April 4, 2018 and April 19, 2018, concerning pre-effective amendment (“PEA”) No. 1 to the registration statement of Pacific Select Fund (the “Registrant”) on Form N-14, which was filed March 27, 2018 with the Commission in connection with the proposed reorganization and merger of the Long/Short Large-Cap Portfolio into the Main Street Core Portfolio, each a series of the Registrant. Set forth in the numbered paragraphs below are the staff’s comments followed by Registrant’s responses. Any capitalized terms not defined herein have the meanings as defined in PEA No. 1 of the Registrant.

1.	Comment: General Comment: Please clearly mark all preliminary proxy statements and form of proxies as preliminary copies for future filings. See Rule 14a-6(e)(1) of the Securities Exchange Act of 1934, as amended.

Response: So agreed.

2.	Comment: General Comment: Please disclose what will happen if the proposal is not approved.

Response: The requested change will be made.

3.	Comment: General Comment: Please confirm supplementally that the Acquiring Fund will be the accounting survivor.

Response: So confirmed.

Pacific Select Fund N-14 – SEC Comment Response Letter

May 2, 2018

4.	Comment: Introduction: Please define the term “Funds” in the third paragraph to incorporate both the Acquired Fund and Surviving Fund.

Response: The requested change will be made.

5.	Comment: Summary: In the second paragraph under “The Proposed Reorganization” section and in any other references throughout the document, please use the term “aggregate net asset value” instead of “aggregate value.”

Response: The requested change will be made.

6.	Comment: Summary: To the extent that Class P has already been redeemed, please change all the references so that it is clear Class P has been redeemed. Please indicate the current size of the Fund (with Class P already redeemed).

Response: All Class P shares were redeemed on March 23, 2018. The requested changes will be made.

7.	Comment: Summary: The third paragraph is the first mention of the Portfolio Optimization Portfolios. For clarity, please provide additional background regarding these Portfolios and how they relate to the proposed reorganization.

Response: The requested change will be made.

8.	Comment: Approval of the Reorganization – Board Considerations: The document states that “In approving the proposed Reorganization, the Board considered several factors, including but not limited to the following….” Please disclose all material factors the Board considered and describe any considerations that the Board had that were adverse to the proposed reorganization.

Response: The Registrant believes the existing disclosure provides shareholders with appropriate information about the Board considerations, and is consistent with applicable legal requirements and industry practice. Accordingly, the Registrant respectfully declines to make the requested change.

9.	Comment: Please discuss the risks of investing in the Surviving Fund and compare the risks of the Surviving and Acquiring Fund prior to the fee table, immediately after the synopsis (Summary section). See Item 3(c) of Form N-14.

Response: The requested change will be made.

Pacific Select Fund N-14 – SEC Comment Response Letter

May 2, 2018

10.	Comment: Comparison of Fees and Expenses: Under Advisory Fees, please define “effective advisory fee rate.”

Response: The requested change will be made.

11.	Comment: Fees and Expenses of the Funds: – Please add disclosure that the fee tables do not reflect the fees and expenses imposed by the variable contract and that if contract expenses were reflected, the fees and expenses in the tables would be higher.

Response: The requested change will be made.

12.	Comment: Annual Fund Operating Expenses: For Long/Short Large-Cap Portfolio, please clarify that “Expenses Related to Short Selling (Dividend and Interest Expense)” and “All Other Expenses” are components of “Other Expenses,” such as by indenting these two components.

Response: The requested change will be made.

13.	Comment: General Information: Please describe the percentage of Acquired Fund assets to be sold prior to the reorganization and the percentage of Surviving Fund assets to be sold after the reorganization. Please also provide an estimate of the transaction costs as a percentage of net assets for each Fund.

Response: The Registrant has confirmed that there will be no transaction costs for the Surviving Fund so the related disclosure has been deleted. The requested disclosure for the Acquired Fund has been added.

14.	Comment: Annual Fund Operating Expenses: Please confirm that the fees disclosed are still current. See Item 3(a) of Form N-14.

Response: The fees are current for the Main Street Core Portfolio. The table for the Long/Short Large-Cap Portfolio has been updated to include the reorganization expenses.

15.	Comment: Annual Fund Operating Expenses: Please confirm supplementally that the Surviving Fund’s expense ratio is not expected to change as a result of the reorganization.

Response: So confirmed.

16.	Comment: Average Annual Total Returns: Please include that the S&P 500 Index does not reflect the fees and deductions for taxes.

Response: The requested change will be made.

Pacific Select Fund N-14 – SEC Comment Response Letter

May 2, 2018

17.	Comment: Average Annual Total Returns: Please add the inception date for the Main Street Core Portfolio in Footnote 1.

  Response: The requested change will be made.

18.	Comment: Additional Information about the Reorganization: In the first sentence under “The Plan of Reorganization,” please delete the part of the sentence that states that this summary is qualified in its entirety by reference to the Plan, as the information in the prospectus must be accurate and cannot be qualified. You can refer shareholders to the Plan for additional or more complete information

 Response: The requested change will be made.

19.	Comment: The Plan of Reorganization: Please confirm whether the following description in the disclosure has already occurred and, if so, revise appropriately: “The Reorganization is contingent upon all Class P shares being liquidated and terminated prior to the Reorganization so that there are no Class P shares authorized, established, issued or outstanding at the time of the Reorganization.”

 Response: So confirmed, as reflected in the response to Comment 6. Accordingly, the sentence will be deleted.

20.	Comment: Reasons for the Reorganization and Board Considerations: In the second paragraph, please change “Some of the more prominent considerations” to “All material considerations.”

Response: The Registrant believes the existing disclosure provides shareholders with appropriate information about the Board considerations, and is consistent with applicable legal requirements and industry practice. Accordingly, the Registrant respectfully declines to make the requested change.

21.	Comment: Exchanges: Please disclose in this section that the Surviving Fund will waive transfer fees for 30 days after the Reorganization.

Response: The Surviving Fund does not assess fees on transfers so there are no transfer fees to waive. Rather, the Surviving Fund has adopted a policy limiting transfers to a certain number per year, except in certain situations, and relies on any insurance company whose separate accounts participate in the Surviving Fund to enforce the Surviving Fund’s limitations on transfers by passing through the limitations and applying them to the insurer’s variable annuity contract owners and variable life insurance policy holders as if they were investing directly in the Surviving Fund. Accordingly, disclosure has been added in this section to exclude transfers within 30 days after the Reorganization from being considered a “transfer” for purposes of transfer limitations under the Variable Contract.

Pacific Select Fund N-14 – SEC Comment Response Letter

May 2, 2018

22.	Comment: Expenses of the Reorganization: Please clearly describe any costs that are excluded from this estimate.

Response: The requested change will be made.

23.	Comment: Unresolved Legal Claims: Please revise the disclosure to provide additional context or background for clarity. If the Acquired Fund is involved in a class action for instance, include that here.

Response: The requested change will be made.

24.	Comment: Transfers in and out of the Acquired Fund and Surviving Fund: Please include a summary of the statement in this section regarding the 30 day period, or include this section in its entirety in the Summary, as the staff believes this is a material part of the reorganization.

Response: The requested change will be made.

25.	Comment: Expense Limitation Agreement: The second to last sentence provides that: “In addition, any expense reimbursements made by PLFA to a Fund are subject to recoupment by PLFA from such Fund in future periods, not to exceed three years from the date on which the reimbursement took place, provided that the recoupment would be limited to the lesser of: (i) the expense cap in effect at the time of the reimbursement or (ii) the expense cap in effect at the time of recoupment.” Please clarify that the recoupment plus the advisory fee for the relevant period should be limited to the lesser of clause (i) or (ii), not the recoupment alone.

Response: As disclosed in the Expense Limitation Agreement paragraph, the expense limitation agreement applies to certain “operating expenses,” which do not include “management fees.” Any recoupment in later periods is calculated by reference to that same set of operating expenses, which does not include management fees. Accordingly, the Registrant respectfully declines to make the requested change.

26.	Comment: Capitalization: Please adjust the capitalization table to take into account the redemption of Class P shares of the Long/Short Large-Cap Portfolio (the Acquired Fund) and the reorganization expenses that will be incurred by the Acquired Fund. Provide a new row to show what the Acquiring Fund’s capitalization will be after the reorganization, and provide all information in the table as of the measurement date for the pro forma financial statements required by Form N-14.

Response: The requested changes will be made.

Pacific Select Fund N-14 – SEC Comment Response Letter

May 2, 2018

27.	Comment: How PLIC and PL&A will vote at the Meeting: Regarding clause (v), please confirm whether or not this possibility is applicable to this solicitation. If it is not applicable to this solicitation, please remove the disclosure.

Response: This possibility is applicable to this solicitation. The disclosure noted has not been moved.

28.	Comment: How PLIC and PL&A will vote at the Meeting: After “PLIC or PL&A” in clause (vi), please add “or their affiliates.”

Response: Clause (vi) has been deleted because it is not applicable.

29.	Comment: Appendix B - Surviving Fund Availability: Please consolidate the paragraph under this section with the second paragraph on page B-1, as it is repetitive.

Response: The requested change will be made.

30.	Comment: Pro Forma Financial Statements: Please include a brief sentence in the SAI explaining why pro forma financial statements are not included.

Response: The requested change will be made

If you have any questions or further comments please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Schiff Hardin LLP